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MINNESOTA MUTUAL LIFE                                                ENDORSEMENT
The Minnesota Mutual Life Insurance Company; 400 North Robert Street, St. Paul, Minnesota 55101-2098

90-9242
The following changes modify the contract we issued. This agreement is subject to all the contract's terms and conditions. The purpose of this agreement is to modify the contract to create sub-accounts. They will be added within the existing separate account. The sub-accounts will allow the contract to permit additional investment options.


                             SECTION 1.  DEFINITIONS

1.05 SEPARATE ACCOUNT

     Those assets of Minnesota Mutual in a separate investment account established by Minnesota Mutual. It is called "Minnesota Mutual Variable Fund D". It was created under the laws of Minnesota. It is for this class of contracts. The Separate Account has several sub-accounts.

1.09 ACCUMULATION VALUE

     The dollar value of the Individual Account, as determined in accordance with Section 4.04. The Accumulation Value is composed of individual account values in the General Account and/or in one or more sub-accounts of the Separate Account. The total of those values will be the Accumulation Value. Interests in the sub-accounts shall be valued separately.

1.10 FUND

     A mutual fund or separate investment portfolio within a series mutual fund. It must be designated as an eligible investment for the separate account.


                          SECTION 3.  PURCHASE PAYMENTS

3.02 ALLOCATION OF PURCHASE PAYMENTS

     Purchase payments may be allocated to the General Account or to the Separate Account and its sub-accounts. They shall be as specified in the application. Such allocation may be changed as to subsequent purchase payments by written notice to Minnesota Mutual by the Participant or by the Owner. The notice must be received by Minnesota Mutual at its Home Office on or prior to the date of receipt of such purchase payments.

     The Separate Account is divided into sub-accounts. For each sub-account there is a fund for the investment of that sub-account's assets. Amounts are invested in the funds at their net asset value.

     The Separate Account is composed of the following sub-accounts. Currently, they are as follows: Stock Sub-Account; Index Sub-Account; Bond Sub-Account; Mortgage Securities Sub-Account; Money Market Sub-Account and Managed Sub-Account.

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     Purchase payments may be applied to one or more of these sub-accounts.
     They may also be applied to any other sub-account which may be established by Minnesota Mutual. It must do so under the Separate Account for contracts of this class. We reserve the right to add, combine or remove any sub-accounts of the Separate Account.

     If investment in a fund should no longer be possible Minnesota Mutual may substitute another fund. It may do the same if it determines that a fund is inappropriate for contracts of this class. Substitution may be with respect to existing Accumulation Values, future purchase payments and future annuity payments.


                              SECTION 4.  VALUATION

4.01 NET INVESTMENT RATE AND NET INVESTMENT FACTOR

     B. The gross investment rate is equal to: (1) the net asset value per share of a fund share held in a sub-account of the Separate Account determined at the end of the current valuation period; plus (2) the per share amount of any dividend or capital gain distribution by such fund if the "ex-dividend" date occurs during the current valuation period; divided by (3) the net asset value per share of that fund share determined at the end of the preceding valuation period. The gross investment rate may be positive or negative.

     C. The Separate Account net investment factor describes the investment performance of a sub-account of the Separate Account. It is for the period from one valuation period to the next. For any such sub-account, the net investment factor for a valuation period is the gross investment rate for such sub-account for the valuation period less a deduction for the mortality and expense risk charge at the rate of .795%. The net investment factor for each sub-account other than the sub-account holding shares of the Stock Portfolio of MIMLIC Series Fund, Inc. ("Series Fund"), shall be increased by Minnesota Mutual.
          It will be increased to the extent that on an annual basis the investment advisory fee accrued by the Portfolio in which the sub-account invests, as a percentage of the value of the average net assets of such Portfolio, exceeds .265% per annum. The net investment factor for the sub-account holding shares of the Stock Portfolio of the Series Fund shall be adjusted by Minnesota Mutual. It will be adjusted so that on an annual basis the expenses, including the investment advisory fee, of that Portfolio, as a percentage of the average net assets of such Portfolio, exceed .265% per annum. For purposes of this computation, "expenses" shall be determined on the basis of generally accepted accounting principles applicable to registered investment companies. However, they shall exclude any expenses of the Stock Portfolio which are reimbursed by Minnesota Mutual or any other person, any interest expense or amortization of debt discount or any income tax expense.

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                         SECTION 7.  TRANSFER PROVISIONS

7.01 TRANSFER

     A transfer is a reallocation of amounts held under this contract. It may be between the General Account and the Separate Account. It may be among the sub-accounts of the Separate Account.

7.02 TRANSFERS

     Transfers may be made. We need a written request. For transfers out of the Separate Account or among the sub-accounts of the Separate Account Minnesota Mutual will make the transfer on the basis of sub-account unit values as of the end of the valuation period during which a written request is received at our Home Office.

7.03 LIMITATIONS

     The amount of Accumulation Value to be transferred to or from a sub-account of the Separate Account or the General Account must be at least $250. A lesser amount may be transferred if it is the entire cash value attributable to that sub-account or the General Account. In that case such entire cash value must be transferred.

     If a transfer would reduce the Accumulation Value in the sub-account from which the transfer is to be made to less than $250 we reserve the right to transfer that remaining amount as well. Transfers to or from the General Account may be limited to one such transfer per contract year.

     Written requests for transfers must meet these conditions. They will be effective after Minnesota Mutual approves them and records them at its Home Office.


/s/ Robert J. Hasling                                  /s/ Coleman Bloomfield
Secretary                                                            President


90-9242                                                  Minnesota Mutual Life 2